RETAIL CREDIT PROPERTY TRUST, INC.

405 Park Avenue
New York, New York 10022

VIA EDGAR

September 13, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Retail Credit Property Trust, Inc.

Request to Withdraw Registration Statement on Form S-11
File No. 333-205969

Ladies and Gentlemen:

Pursuant to Rule 477 (“Rule 477”) promulgated under the Securities Act of 1933, as amended, Retail Credit Property Trust, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-11, Registration No. 333-205969 (as initially filed on July 31, 2015 and amended on September 17, 2015 and October 22, 2015, the “Registration Statement”).

The Company is requesting withdrawal of the Registration Statement because it does not intend to proceed with the offering contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold in connection with the offering contemplated thereby. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

Should you have any questions regarding this matter, please contact the Company’s legal counsel, Peter M. Fass (tel. 212-969-3445) of Proskauer Rose LLP.

/s/ James A. Tanaka James A. Tanaka Authorized Signatory

CC:	Peter M. Fass, Esq.